Exhibit 99(c)(2)

Presentation to The Special Committee of the Board of Directors of: KeyBanc Capital Markets Mergers & Acquisitions Group August 13, 2003

Table of Contents Situation Assessment Premium Paid Analysis Comparable Companies Analysis Precedent Transactions Analysis Discounted Cash Flow Analysis LBO Analysis Liquidation Analysis VIII. Appendix: Detail of Financial Analyses KeyBanc Capital Markets ("KeyBanc") is a service mark of KeyCorp. Securities-related products and services are offered and provided by McDonald Investments Inc and its employees. McDonald Investments Inc is a member NASD/NYSE/SIPC and a KeyCorp company.

Situation Assessment

Since the date of the initial offer of $21.75 (May 16, 2003), Wolohan's (the "Company") stock has consistently traded above the offer price. The average stock price over this time period has been $23.53, representing a one day premium of 19.4% over the pre-announcement price. This compares to a one day premium of 10.4% indicated by the initial offer price proposed by the continuing shareholder group ("Continuing Shareholders"). On August 5, 2003, the Special Committee of the Board of Directors (the "Committee") and the Continuing Shareholder group preliminarily agreed to an offer price of $25.75. Situation Assessment Trading Performance Management's Initial Offer of $21.75

Situation Assessment Wolohan Stock Performance Since 1/2/1998, Wolohan's common stock has outperformed the S&P500 Specialty Retail Index and the S&P 500 Index. Some of this performance, in a difficult market environment, could be attributed to the Company's historical share buyback and self- tender program, which over time has tended to create an artificial floor for Wolohan's stock (before announcement of transaction).

Situation Assessment Share Repurchases A significant amount of the trading volume has come from the Company through share buy-back programs.

Over the past five years, such competitors like Home Depot have significantly increased market share in Wolohan's key markets as ranked by new stores. Situation Assessment Home Depot Store Growth

Situation Assessment Management Projections

KeyBanc did not alter the projections presented by the Management team, which are based on the Company's existing 25 stores. However, KeyBanc notes the following: Despite a recent decline in comp store sales and severe competitive pressure throughout the industry, Management is projecting same store sales to grow from 2004 to 2008. Margins remain steady over the same time period despite the aforementioned competitive pressure. EBITDA increases from approximately $7.5 to $8.5 million over the similar time period including lease rental income ($6.5 to $7.5 million excluding lease rental income). The Company's cash balance is also projected to grow nearly five- fold from May 2003 to December 2008. For valuation purposes, Properties Held for Sale are valued separately in the going concern and liquidation analyses. Situation Assessment Observations on Management's Projections

With a continued competitive environment, management is projecting a significant rebound in comp store sales growth through 2008P. Situation Assessment Comp Store Sales Growth Comp Store Growth

In order to reach a conclusion regarding the fairness of the proposed offer, KeyBanc analyzed the historical and projected financial results of the Company and established a fair value range for the Company by applying a variety of commonly accepted valuation techniques including: Historical Stock Trading Analysis. Detailed breakdown of price and volume over six month, one and two year time frames. Premiums Paid Analysis. Review and analysis of the premiums paid in similar going private transactions. Liquidation Analysis. Analysis of the liquidation of the Company's accounts receivables, inventory, PP&E, and other miscellaneous assets less liabilities and liquidation expenses. Comparable Public Company Analysis. Analysis of the trading multiples of a comparable group of publicly traded companies deemed to be similar to the Company. Precedent Transactions Analysis. Analysis of recent publicly announced transactions of companies with similar attributes to the Company. Discounted Cash Flow. Analysis of the present value of the Company's future cash flows discounted to the present. Leveraged Buyout Analysis. Analysis of the potential value of the Company from a financial buyer's perspective taking into consideration current debt and private equity market conditions. Situation Assessment Valuation Techniques

In each analysis except for the liquidation analysis, KeyBanc factored into the net cash figure the proceeds from the Properties Held for Sale to better reflect the value of these assets. KeyBanc relied upon Management's guidance in its analysis. Properties were assumed to be sold over a 4 year time frame, with the proceeds discounted back to the present at a discount rate of 20%. Situation Assessment Analysis of Properties Held for Sale

Situation Assessment Valuation Summary Based on a number of valuation techniques, KeyBanc believes that the offer from the Continuing Shareholder group is within the indicated range of values. Implied Price Per Share

Situation Assessment Price / Volume Distribution - Six Months KeyBanc analyzed the trading history of Wolohan common stock and noted that 100% of the volume over the last 6 months up to the announcement date traded at less than $25.75.

KeyBanc analyzed the trading history of Wolohan common stock and noted that 100% of the volume over the last year up to the announcement date traded at less than $25.75. Situation Assessment Price / Volume Distribution - One Year

KeyBanc analyzed the trading history of Wolohan common stock and noted that 100% of the volume over the last two years up to the announcement date traded at less than $25.75. Situation Assessment Price / Volume Distribution - Two Years

Premium Paid Analysis

KeyBanc reviewed the purchase paid per share and recent target closing prices in 42 public company going-private transactions announced since 1/1/2000 for which relevant information was available and which involved companies whose enterprise value was between $25 and $100 million. For each of the companies involved in the transactions, KeyBanc examined the closing stock price four weeks, one week and one day prior to announcement date. All financial service companies and REITS were excluded from this analysis. Premium Paid Analysis Overview

Premium Paid Analysis Summary The current offer of $25.75 compares favorably to the 1 day and 1 week median premiums of similar going private transactions, and is slightly less than the four week median premium of approximately 35%.

Comparable Companies Analysis

KeyBanc identified within the retail home improvement sector, thirteen home centers with lumberyards (two public) as well as fifty-five home builder distributors (two public). All private and divisions of public companies were eliminated. KeyBanc also eliminated Home Depot (HD) and Lowe's (LOW) due to their comparative size relative to the Company (current market capitalizations of $71.6 and $37.2 billion respectively). The Comparable Companies Group consists of: Comparable Companies Analysis Overview

KeyBanc calculated the ratio of each Comparable Company's enterprise value (market capitalization less cash and option proceeds plus debt, preferred stock, and minority interest) to that company's sales, EBIT, and EBITDA for its latest twelve months (LTM). KeyBanc then applied the high and low of each of such ratios to the Company's sales, EBIT, and EBITDA for the latest twelve months to calculate implied prices per share for the Company's common stock. KeyBanc calculated the ratio of each Comparable Company's equity value to that company's net income, book value, and tangible book value for its latest twelve months. KeyBanc then applied the high and low of each of such ratios to the Company's net income, book value, and tangible book value for the latest twelve months to calculate implied prices per share for the Company's common stock. KeyBanc believes that a discount of 20% to BMHC's multiples is appropriate given its size, growth, geographic markets, business model and market capitalization relative to Wolohan. All multiples for the comparable companies were based on available public information. No company or business in the comparable companies analysis is identical to Wolohan. Comparable Companies Analysis Methodology

Using the range of multiples, KeyBanc derived from the comparable companies, the following Wolohan equity value per share can be compared to the offer consideration of $25.75. Comparable Companies Analysis Valuation Range

Comparable Companies Analysis Valuation Summary

Precedent Transactions Analysis

KeyBanc reviewed certain financial data and the purchase prices paid in 12 merger & acquisition transactions completed since 1/1/98 in the retail building materials and lumber industry for which relevant information was available. KeyBanc calculated the ratio of the enterprise value to the target company's LTM sales, EBIT and EBITDA and the equity value to the target company's LTM book value. KeyBanc then applied the high and low of each of such ratios to the Company's sales, EBIT, EBITDA and Book Value for the latest twelve months to calculate implied prices per share for the Company's common stock. All multiples for the comparable companies were based on available public information. No company or business in the precedent transaction analysis is identical to Wolohan (except for the Industrial Capital Group transaction). Precedent Transactions Analysis Overview

Using the range of multiples KeyBanc derived from the precedent transactions, the following Wolohan equity value per share can be compared to the offer consideration of $25.75. Precedent Transactions Analysis Valuation Range

Precedent Transactions Analysis Valuation Summary

Precedent Transactions Analysis Source: Thomson Financial, most relevant transactions highlighted

Discounted Cash Flow Analysis

Discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. KeyBanc performed a discounted cash flow analysis of the Company based upon financial projections for the years 2004 to 2008 which were provided by management. In estimating the company's weighted average cost of capital (WACC), KeyBanc performed analysis consistent with the Capital Asset Pricing Model. Based on the weighted average Retail Home Improvement Group's unlevered beta, Ibbotson's Risk Premium over Time Report, and a target debt to capital ratio, KeyBanc calculated a WACC of 16.0%. KeyBanc included Home Depot and Lowes in calculating the Company's WACC because their higher market capitalization provides a more pure reflection of industry volatility. Discounted Cash Flow Analysis Overview

Discounted Cash Flow Analysis Weighted Average Cost of Capital Analysis

Discounted Cash Flow Analysis Terminal Growth

Discounted Cash Flow Analysis Terminal Growth

Discounted Cash Flow Analysis Terminal EBITDA Exit Multiple

Discounted Cash Flow Analysis Terminal EBITDA Exit Multiple

LBO Analysis

KeyBanc performed a leveraged buyout analysis on Wolohan Lumber as a means of establishing the value of the Company assuming the sale of the Company to a typical Equity Sponsor Group with management. A leveraged buyout ("LBO") involves the acquisition or recapitalization of a company financed primarily by incurring indebtedness that is serviced by the post- LBO operating cash flow of the company. KeyBanc made the following assumptions: EBITDA exit multiple of 5.0x; Total debt of $30.0 mm, with $3.0 mm of unused capacity (net of fees); Total debt drawn at close is approximately 3.0x LTM EBITDA; Uses excess cash on balance sheet of $19.9 mm; and Target IRR of 25-35%. Leveraged Buyout Analysis Summary

An offer price per share range between $22.50 and $24.75 was calculated based on KeyBanc's market assumptions and Management's projections. Leveraged Buyout Analysis Offer Price Range

Liquidation Analysis

KeyBanc reviewed a liquidation analysis prepared by the Company. This analysis mirrored a similar analysis that the Company had E&Y Restructuring perform in September 2000. The analysis reflects the proceeds that would be generated from an orderly liquidation of the Company. The primary assumptions in this analysis include: Timing - approximately 12 months; Assumes no sales during the liquidation due to immediate closing of stores; Recovery estimates (% of book value): Cash - 100% Accounts Receivable - 73-78% Inventories at FIFO Cost - 74-79% Other Current Assets - 80-85% PP&E, net - 85-92% Properties Held for Sale - 70-75% Other Assets - 5-10% The Company also performed an "upside case" for the Properties Held for Sale, using a 10% capitalization rate on the rental income for those properties with long-term leases and 120% of the book value for the remaining non-leased properties. KeyBanc assumed distributable proceeds would be remitted to shareholders as soon as available (however, in practice, these proceeds could be subject to claims holdback). Liquidation Analysis Overview

KeyBanc adjusted the Company's liquidation analysis to come up with its own "upside case". Increased the recoveries on Accounts Receivable to 90%. Valued the Company's Buildings and Properties as well as its Properties Held for Sale using a multiple of Purchase Price / Tax Value of 1.1x, discounted over a 3 year period for active properties and a 4 year period for Properties Held For Sale at a discount rate of 20%. Decreased the amount of liquidation expenses to reflect a faster wind down of the company. Assumed book value equals tax basis. Liquidation Analysis Overview

The Company may have more difficulty in obtaining similar results for its existing properties relative to the historical success it has had in selling its retail-oriented properties. The properties the company has sold historically were in more attractive locations and were primarily retail sites. This is due to the fact that the Company has been exiting the D.I.Y. segment of the home improvement market in recent years. Wolohan's existing properties are essentially lumber yards and as such are off the main retail corridors. Wolohan's Properties Held for Sale also may not command high purchase prices relative to tax value for similar reasons. Moreover, given that some of these properties have been on the market and have not sold quickly, it is assumed that these locations are less desirable in nature. Management could also face challenges in obtaining historical asset recoveries in a liquidation scenario, as it may be more difficult to collect from certain vendors and liquidate inventory if the company were in a compromised position. Liquidation Analysis Risks

Liquidation Analysis Distributable Recoveries Orderly liquidation value estimates range from $16.74 and $26.77 per share.

Appendix: Detail of Financial Analyses

Premium Paid Analysis

Premium Paid Analysis All Going Private Transactions Source: Thomson Financial [1] Includes going private transactions from 2000 to YTD 2003 with enterprise value between $25 - 100 million.

Premium Paid Analysis All Going Private Transactions Source: Thomson Financial [1] Includes going private transactions from 2000 to YTD 2003 with enterprise value between $25 - 100 million.

Liquidation Analysis

Liquidation Analysis Net Asset Recovery - Note: [1]; [2]

Liquidation Analysis Liquidation Expenses

Liquidation Analysis Tax Value Analysis - Note: [4]

Liquidation Analysis Tax Value Analysis - Note: [4]

Liquidation Analysis Tax Value Analysis - Note: [4]

Comparable Companies Analysis

Comparable Companies Analysis Financial Summary

Building Material Holding Company Historical Trading Performance

Building Material Holding Company Historical Financials

Wickes Inc. Historical Trading Performance

Wickes Inc. Historical Financials

LBO Analysis

LBO Summary Analysis

LBO Summary Analysis

LBO Summary Analysis

LBO Summary Analysis

LBO Summary Analysis

LBO Summary Analysis